U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                    FORM 12b-25 NOTIFICATION OF LATE FILING

                                  (Check One)


[X] Form 10-K or Form 10K-SB  [ ] Form 20-F  [ ] Form 11-K
[ ] Form 10-Q or Form 10-QSB  [ ] Form N-SAR

For the period ended: September 27, 1997

[ ] Transition Report on Form 10-K or Form 10-KSB
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q or Form 10-QSB
[ ] Transition Report on Form N-SAR

If the notification related to a portion of the filing checked above, identify the Item(s) to which the notification relates:....


Part I - Registrant Information

Datamarine International, Inc.
7030 220th SW
Mountlake Terrace, Washington 98043


Part II - Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.

(Check box if appropriate.)

[X]   (a)   The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]   (b)   The subject annual report, semi-annual report, transition report on form 10-K or Form 10-KSB, Form 20-F, 11-K, or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ]   (c)   The accountant's statement or other exhibit required by the Rule
            12b-25(c) has been attached if applicable.

Part III - Narrative

The Company has unresolved legal matters regarding its Subordinated Convertible Debentures. The Company needs additional time to determine the legal and accounting implications of such matters.

Part IV- Other Information

(1) Name and telephone number of person to contact in regard to this notification.

      Jan Kallshian                  (425)-771-2182


(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such reports(s) been filed? If
      the answer is no identify report(s).   [X] Yes    [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or
      portion thereof?   [X] Yes    [ ] No

      If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

      The Company expects to report a net loss of approximately $1,345,000 on revenues of $12,091,000 for FY1997, compared to net income of $751,000 on revenues of $16,590,000 for FY1996.


                         DATAMARINE INTERNATIONAL, INC.
                  (Name of registrant as specified in charter)


      has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date:  December 22, 1997                   /s/ JAN KALLSHIAN
       ----------------------------        -------------------------
                                               Chief Financial Officer